Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Klarna Group plc 2025 Omnibus Incentive Plan, the Restricted Share Unit Program, the Individual Contributor Share Warrant Agreements Series L3 to L7, L10 and L11, the Individual Contributor Option Agreements for Ordinary Shares, and the Individual Contributor Option Agreements for C Shares of our report dated February 25, 2025 (except for the effects of the Share Split disclosed in Note 27, as to which the date is March 14, 2025), with respect to the consolidated financial statements of Klarna Group plc included in the Registration Statement (Form F-1 No. 333-285826) and related Prospectus of Klarna Group plc dated September 9, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young AB
Stockholm, Sweden
September 10, 2025